March 10, 2011

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Michael Clampitt, Senior Attorney

Re:	Bank of Montreal
Registration Statement on Form F-4
Filed February 2, 2011 - File No. 333-172012
Form 40-F for the Fiscal Year Ended October 31, 2010
Filed December 8, 2010—File No. 001-13354

Dear Mr. Clampitt:

On behalf of Bank of Montreal (the “Company”), we hereby submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 28, 2011 with respect to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) and above-referenced Form 40-F for the fiscal year ended October 31, 2010 (the “Form 40-F”).

This letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with three courtesy copies of Amendment No. 1 marked to indicate changes from the version filed on February 2, 2011.

For the convenience of the Staff, each of the Staff’s comments is reproduced in its entirety and is followed by the corresponding response of the Company. All references to page numbers in the Company’s responses are to the pages in the marked version of Amendment No. 1.

Securities and Exchange Commission	-2-

Registration Statement on Form F-4

General

1.	Please note that M&I will be required to include 2010 compensation information to the extent that this information is not included in its 2010 Form 10-K and incorporated by reference into your next amendment.

The Form 10-K for the fiscal year ended December 31, 2010 filed by Marshall & Ilsley Corporation (“M&I”) on March 1, 2011 will be amended to include 2010 compensation information on M&I, which will thereby be incorporated by reference into the Registration Statement.

2.	Revise to supplementally provide the staff with any Board books used by the companies in deciding to agree to the merger terms.

The Staff is respectfully advised that the material presented to the Company’s board of directors in connection with its decision to approve the proposed transaction is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such rules, the Company will request that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, the Company will also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

In addition, the presentation material prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) in connection with its opinion, dated December 16, 2010, to M&I’s board of directors summarized under the caption “Opinion of M&I’s Financial Advisor” in the Registration Statement is being provided to the Staff under separate cover by counsel for BofA Merrill Lynch on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such rules, counsel for BofA Merrill Lynch has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for BofA Merrill Lynch also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Securities and Exchange Commission	-3-

Prospectus cover page

3.	Revise to disclose the maximum number of shares to be issued.

Please see the revised disclosure on the cover page of the proxy statement/prospectus.

Summary

4.	Revise to add a recent developments section for BMO and M&I.

On March 1, 2011, the Company filed its quarterly report to shareholders for its fiscal quarter ended January 31, 2011 on Form 6-K with the Commission, and M&I filed its Annual Report on Form 10-K with the Commission, each of which will be incorporated by reference into the Registration Statement. These filings reflect any significant recent developments for the Company and M&I. As such, the Company respectfully suggests that no additional disclosure is required.

Information about the Companies

Bank of Montreal, page 1

5.	State your total assets and deposits. Make the corresponding change on page 39.

Please see the revised disclosure on pages 1 and 46 of Amendment No. 1.

Marshall & Ilsley, page 2

6.	Provide the date and location of incorporation of M&I. Also, revise to specifically name the “neighboring Midwestern states”. Make the corresponding change on page 40.

Please see the revised disclosure on pages 2 and 47 of Amendment No. 1.

Securities and Exchange Commission	-4-

Material United States Federal Income Tax Consequences, page 4

7.	Revise to include a similar summary section for material Canadian federal income tax consequences. Please also provide a legal opinion relating to the Canadian tax consequences, or please tell us why you have concluded that you are not required to file this opinion.

Please see the revised disclosure on page 4 of Amendment No. 1. A legal opinion relating to the accuracy of the disclosure concerning material Canadian federal income tax consequences has been filed as Exhibit 8.3 to the Registration Statement.

M&I’s Directors and Executive Officers Have Certain Interest in the Merger, page 6

8.	Revise to provide the time frames for indemnification of the executive officers and non-employee directors.

Please see the revised disclosure on page 7 of Amendment No. 1.

9.	Revise to use separate bullets for the change of controls conversions, deferred and incentive compensation plans, Mr. Furlong, and the retention pool. In this regard, for the change of control, disclose the aggregate dollar amount under the current plans, the dollar amount to be put in the new plans and the changes in conditions, e.g., qualifying terminations, requiring payment. For the deferred and incentive compensation plans, disclose the aggregate dollar value of the existing plans, the weighted percentage vested, and the new dollar value. For Mr. Furlong, disclose the value of the current arrangements being changed and the value of the new arrangements. For the retention pool, disclose the dollar value of the pool and how many executives will be eligible. In regard to these disclosures, disclose if any of the current arrangements, i.e., current plans, have been changed in the last year.

Please see the revised disclosure on pages 6-7 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information

Securities and Exchange Commission	-5-

Note 3 – Preliminary Purchase Price Allocation for the M&I Merger and Pro Forma Adjustments, page 19

10.	Please revise to use BMO’s common stock price prevailing at the time the merger was announced in accordance with Canadian GAAP in your purchase price allocation or tell us why you believe it is more appropriate to use the price per share on January 26, 2011.

Please see the revised disclosure on page 21 of Amendment No. 1.

Note 5 – Reconciliation of Canadian and United States Generally Accepted Accounting Principles, page 21

11.	Please revise to provide a description of each reconciling adjustment in appropriate detail.

Please see the revised disclosure on pages 24-28 of Amendment No. 1.

Risk Factors, page 29

12.	Some of your risk factors make statements regarding your ability to provide assurances or guarantees that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or guarantees.

Please see the revised disclosure on page 37 of Amendment No. 1.

BMO expects to maintain its status as a “foreign private issuer”., page 33

13.	Revise this paragraph to specifically describe how BMO’s status as a foreign private issuer will affect the compensation disclosure that former M&I shareholders enjoyed prior to the merger.

Please see the revised disclosure on pages 39-40 of Amendment No. 1.

Securities and Exchange Commission	-6-

The Merger

Background of the Merger, page 41

14.	Revise the second full paragraph on page 42 to disclose the reasons why additional indications of interests were not sought.

Please see the revised disclosure on page 49 of Amendment No. 1.

15.	Revise the third paragraph to provide the time frame for the discussions and to whom at BMO Mr. Furlong spoke. In addition, disclose if the Board was aware of the discussions. Finally, briefly describe the substance of the discussions, e.g., price, management carryover, etc., was discussed.

Please see the revised disclosure on page 49 of Amendment No. 1.

16.	Revise page 43 to quantify the terms of the revised indication of interest submitted by Party A on December 16, 2010.

Please see the revised disclosure on page 51 of Amendment No. 1.

17.	Please tell us why the parties opted to enter into a stock option agreement rather than a termination fee requirement.

A stock option agreement is a common alternative to a cash termination fee for deal protection in the context of U.S. bank mergers. Stock option agreements provide flexibility, in certain circumstances, to the acquirer to either obtain a significant number of shares of the target company or to put the option back to the company for cash, providing the acquirer with the equivalent of a cash termination fee. This provides a potentially wider range of deal protection and compensation outcomes for the acquirer than would be the case with a cash termination fee. Under the circumstances of the merger, the Company and M&I determined that entering a stock option agreement was an appropriate form of deal protection for the merger, and was consistent with the deal protection measures used in numerous similar transactions.

Securities and Exchange Commission	-7-

18.	We note that the book value per common share of M&I was $9.39 as of September 30, 2010. Please revise to describe why the board believed that BMO’s offer, valued at $7.75 per share as of December 16, 2010, was favorable in light of M&I’s book value.

Please see the revised disclosure on page 51 of Amendment No. 1.

M&I’s Board Recommendation and Reasons for the Merger, page 44

19.	Separate the factors considered by M&I’s board of directors into positive and negative factors, and please tell us whether the M&I board of directors considered as a negative factor the fact that holders of M&I common stock are not entitled to any dissenters’ rights of appraisal in connection with the merger.

Please see the revised disclosure on pages 51-53 of Amendment No. 1.

Interests of M&I’s Directors and Executive Officers in the Merger

M&I Change of Control Agreements, page 52

20.	Revise this section to quantify and present in tabular format the payments disclosed in the second paragraph for each named executive officer. Also, include a column comparing these amounts to the payments disclosed in the second full paragraph on page 53.

In response to the Staff’s comment, the payments disclosed on page 61 of Amendment No. 1 have been presented in tabular format. We understand, and supplementally advise the Staff, that the amounts that BMO has agreed to pay in connection with the merger agreement to the M&I executive officers in respect of their rights under the existing change of control agreements reflect the cash severance amounts that would be due to the executive officers under these contracts as M&I had historically interpreted them (without the restrictions resulting from M&I’s participation in the Troubled Asset Relief Program).

New Employment Agreement by and among BMO, Harris N.A. and Mark Furlong, page 54

Securities and Exchange Commission	-8-

21.	Pleased file this new employment agreement with your next amendment.

In response to the Staff’s comment, the employment agreement of Mark Furlong has been filed with the Registration Statement as Exhibit 10.1.

Equity Compensation Awards, page 55

22.	Revise to present the information in the second paragraph of this section in tabular format.

Please see the revised disclosure on page 63 of Amendment No. 1.

Litigation Related to the Merger, page 67

23.	Revise to more fully describe the claims asserted in the pending actions.

Please see the revised disclosure on pages 75-76 of Amendment No. 1.

Form 40-F for the Fiscal Year Ended October 31, 2010

Exhibit 99.1

General Development of the Business

Three Year History, page 4

24.	In future filings, revise to define the term “Instore branch”.

The Company will define the term “Instore branch” in future filings.

Legal Proceedings and Regulatory Actions, page 13

25.	In future filings, revise to add more information regarding the nature of the investigations relating to this matter with the Ontario Securities Commission.

The Company will add such additional information on the above-referenced matter in future filings.

Securities and Exchange Commission	-9-

Exhibit 99.2

Non-GAAP Measures, page 91

26.	We note you present Cash EPS as a non-GAAP measure. This appears to be a non-GAAP liquidity measures presented on a per share basis. Please remove this non-GAAP measure in all future filings or tell us why you believe it is not prohibited. Refer to Question 102.05 of the SEC’s Compliance & Disclosure Interpretations (C&DI’s) and Accounting Series Release No. 142.

Our “Cash EPS” and “Cash Net Income” measures are performance measures that adjust GAAP net income and earnings per share for one non-cash item—after-tax amortization of acquisition-related intangible assets. As we explain in our MD&A, we believe these two non-GAAP measures may enhance comparisons between periods when there has been an acquisition, particularly because an acquisition decision may not consider the amortization of acquisition-related intangible assets to be a relevant expense. Although the item adjusted for is a non-cash item, these measures are still gauging performance, not liquidity, as there are many other non-cash items affecting earnings that are not adjusted for. Since they are not prohibited non-GAAP liquidity measures, we submit these measures should be permitted to be included in future filings. However, in light of your comments, we will use different titles to describe Cash EPS and Cash Net Income in future filings in order to provide additional clarity to the reader. While we are still considering what titles to use, those titles will not include the word “cash”.

27.	We note you present Cash Net Income as a non-GAAP measure. Please revise future filings to use a different title to more accurately describe this non-GAAP financial measure since it appears that this measure includes certain non-cash items that impact net income (provision for loan loss, depreciation, etc.).

As noted in our response above, in future filings we will use a different title for this measure.

*    *    *    *

Please contact me at (212) 558-4789 should you require further information or have any questions.

Sincerely,

/s/ C. Andrew Gerlach
C. Andrew Gerlach

cc:	Conni Gibson

(Bank of Montreal)

Randy Erickson

(Marshall & Ilsley Corporation)

Nicholas G. Demmo

(Wachtell, Lipton, Rosen and Katz)